January 7, 2015

By Electronic Submission

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Demandware, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 3, 2014

SEC File No. 001-35450

Dear Mr. Gilmore:

Set forth below, please find the response of Demandware, Inc. (the “Company”) to the comments regarding the above referenced filing provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) in the Staff’s letter to the Company dated December 3, 2014. All responses set forth below are keyed to the headings and numbers used in your letter.

Based on informal conversations that the Company’s external auditors had with the Staff on its behalf, the Company understands that the focus of the comments from the Staff has been to assist the Company in determining whether the initial implementation services should be accounted as a separate unit of accounting when those services are performed by the Company. Therefore, in addition to the responses provided below to the most recent questions posed by the Staff, the Company would respectfully like to first expand its assessment of the applicable guidance considered regarding separation of these initial implementation services.

The Company’s implementation services involve integration, application configuration and training essential to the functionality of the software as a service offering, and are unique to the Company’s commerce platform services and are unique to each customer. These implementation services are only sold in conjunction with the Company’s subscription arrangements and do not qualify as units of accounting separate from the ongoing subscription service. The Company’s reasoning is that although the implementation services can be sold separately by other vendors, such a sale never happens unless the Company also provides the subscription services. No matter who provides the implementation services, they have no standalone value to a customer absent the Company’s provision of the subscription services on an ongoing basis. In reaching the Company’s conclusion, the Company considered the interpretative guidance from Deloitte ASC 985-605-15 Question 3 Up-Front Services in “Hosting” Arrangements, which states in part:

“Hosting arrangements may require the performance of additional services. Such services may include implementation, systems integration, and customization services that are performed up front (i.e., before the beginning of the hosting period). These services may be significant and may occur over an extended period (e.g., two weeks to six months or longer). ASC 985-605-55-121 requires that hosting arrangements be accounted for in accordance with ASC 985-605 if “(a) [t]he customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty, [and] (b) [i]t is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software.” If these conditions are met, the software element is within the scope of ASC 985-605.

Question

How should revenue and costs related to up-front services in “hosting” arrangements accounted for as service transactions be recognized?

Answer

Staff Accounting Bulletin Topic 13.A.3(f), “Upfront Non Refundable Fees,” provides guidance on accounting for services, including up-front services, and requires an evaluation of whether the up-front services constitute a separate earnings process. In a hosting arrangement, such services do not constitute a separate earnings process if:

•	The up-front services are a necessary and inseparable part of obtaining the hosting services.

•	The up-front services have little or no value to the customer in the absence of the hosting arrangement.

•	The customer cannot buy the up-front services or the hosting services separately from a third party without significant diminution in the value of the other element.

In these circumstances, the entire arrangement should be accounted for as a single element and any amounts attributable to the up-front services should be deferred until the hosting period begins. Revenue should be recognized (1) over the initial contractual hosting period or (2) over the expected customer relationship period if the customer is expected to benefit from the fees attributable to the up-front services upon renewal of the hosting contract (see footnote 39 in Question 1 of SAB Topic 13.A.3(f)).”

In considering the guidance above as applied to the set-up activities required for the Company’s arrangements, the Company believes that each of the three factors is present (no hosting services without the implementation services, no value from the implementation services without hosting, and a customer could not purchase hosting services from one of the Company’s competitors without a significant diminution in value of the upfront services, as those services cannot be used with any other e-commerce platform. The Company also notes that these services do not provide value to the customer on a stand-alone basis because (i) the services are not sold separately by the Company or any other vendor, without the customer also entering into a contemporaneous subscription for the Company’s commerce platform services, and (ii) the customer cannot resell the delivered services on a stand-alone basis. The Company advises the Staff that a customer has never purchased the implementation services from either the Company or a third party vendor without also contracting to purchase the Company’s e-commerce services. Therefore the Company believes that these upfront services have no value without entering into our hosting services, as they cannot be used with a competitor hosting service, which the Company believes is a relevant consideration in determining if these services could be considered a separate unit of accounting. The set-up or implementation services are utilized by the customer over the entire period that the customer utilizes the Company’s commerce platform services, including renewal periods, and therefore the revenue that the Company receives related to these services should be recognized over the longer of the contract term or the estimated relationship life. Even though the customer may contract with third party vendors for such services, in no event has a customer done so without any Company involvement, either in the form of training or a site readiness assessment.

The Company wishes to inform the Staff that it understands this accounting issue was discussed with Deloitte’s National Office in 2011 prior to the its initial public offering, and again during the past few months, and Deloitte continues to believe that the Company’s accounting policy is supportable.

Form 10-K for the Fiscal Year Ended December 31, 2013

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 70

1.	We note your response to prior comment 2. When a 3rd party vendor performs implementation services please explain the following:

•	Tell us who makes the decision as to which 3rd party vendor will be used;

Response:	Contemporaneously while negotiating an agreement with the Company for commerce platform services, the Company’s customer makes the decision whether to engage a third party vendor to perform the implementation services and who that third party is. The Company typically provides a list of its LINK Solution Partners who are qualified to provide implementation services for the Company’s platform to the customer.

•	Tell us who contracts with the 3rd party vendor;

Response:	The customer contracts directly with the third party vendor.

•	Tell us whether the Company is contractually involved with the 3rd party vendor in any way;

Response:	The Company has a contractual relationship with the vast majority of the third party vendors that provide implementation services to its customers. The vendors with which the Company has contracts are LINK Solution Partners of the Company. LINK Solution Partners pay the Company a nominal annual fee based on the tier of the partnership, and the Company does not receive compensation from the implementation fees paid by the customer to the third party vendor. In the rare cases where the third party vendors are not LINK Solution Partners, those third party vendors usually participate in paid, formal training courses, to become certified on the Demandware platform.

•	To the extent you have a contractual relationship with third party vendors, please describe the key terms and conditions relating to the provision of implementation services, including who determines the fee charged for implementation services;

Response:	The Company’s LINK Solution Partners enter into a non-exclusive agreement with the Company and receive specialized training from the Company and develop a close working relationship with the Company. The Company grants the partner a license to use the Demandware Commerce Platform Services to provide implementation services to the customer. In cases where the third party vendors are not LINK Solution Partners, the third party vendors typically participate in paid, formal training courses, to become certified on the Demandware platform. Such training is only provided by Demandware. The third party vendor and customer determine the fee charged for the implementation services provided by the third party vendor, and Demandware receives no portion of that fee.

•	Tell us whether your customers have the ability to select vendors other than you or your certified vendors or authorized implementation specialists to perform implementation services and if so, tell us how frequently this selection has been made by your customers; and

Response:	Customers have the ability to select vendors other than the Company, the Company’s LINK Solution Partners or certified vendors to perform implementation services; customers chose such vendors less than 2% of the time in 2013 and 2014, and in all of these cases, a paid site readiness assessment was performed by the Company.

•	Tell us who contracts with the Company to perform a site readiness assessment, whether there is a fee charged for such assessment and whether such assessment is required when a 3rd party vendor performs the services.

Response:	The customer contracts directly with the Company for a fee to perform a site readiness assessment and only the Company can deliver such assessment services. The Company considers the assessment a best practice and highly recommends that a site readiness assessment be performed prior to launch of a website. The vast majority of our customers contract to have a Site Readiness Assessment performed.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information concerning this letter, the Company would be glad to have a telephone conference call at your convenience. Please contact me at (781) 425-1215 to arrange such a call.

Sincerely,
/s/ Timothy M. Adams
Timothy M. Adams
EVP & Chief Financial Officer
Demandware, Inc.

cc:	David Edgar
Staff Accountant
Christine Davis
Assistant Chief Accountant